Exhibit 99.4

Hydro-Québec

Financial results

KEY FIGURES

          Third

          Quarter 2023

NET INCOME	INVESTMENTS

$363M	$1,235M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

36.7 TWh	4.1 TWh

$2,784M	$335M

          First Three

          Quarters of 2023

NET INCOME	INVESTMENTS

$3,050M	$3,263M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

130.3 TWh	19.0 TWh

$9,870M	$1,961M

Management’s Discussion and Analysis

Context: low runoff

The results for 2023 are set against a backdrop of low runoff as a result of which Hydro-Québec has been reducing its exports to short-term markets. In fact, scant snow cover in late winter 2022-2023, lower-than-usual spring runoff and modest summer precipitation in northern Québec have reduced natural water inflows to the company’s large reservoirs. In order to ensure optimum management of resources, the company has therefore limited its electricity sales on external markets, resulting in a significant drop in related revenues.

However, this situation had no impact on Québec’s energy supply or its long-term commitments with neighboring markets.

Quarterly results

In the third quarter of 2023, Hydro-Québec’s net income totaled $363 million, a $499-million decrease compared to the historic high of $862 million recorded for the same period the previous year. The comparative quarter was exceptional from a financial standpoint, with the company benefitting from the high prices prevailing on export markets.

On markets outside Québec, electricity sales fell by $557 million, mainly as a result of a 6.8 TWh drop in volume resulting from significantly low natural water inflows. Nonetheless, that decrease was mitigated by the positive impact of the risk management strategy implemented to reduce price volatility, which more than offset the decrease in prices on the energy markets.

Conversely, on the Québec market, electricity sales rose by $151 million compared to the same quarter of 2022, primarily on account of the indexation of rates on April 1, 2023. In accordance with the provisions of An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity, the indexation rate for domestic rates, i.e., those that apply to residential and farm customers, was capped at 3%, while rates for business customers rose by 6.5%. The increase that applies to large-power industrial (Rate L) customers corresponded to 4.2%.

Operational expenditure increased by $48 million, in particular due to the expansion of the company’s activities, which was partially offset by a decrease in the current service cost of employee future benefit plans.

Lastly, recognition of the other components of employee future benefit cost led to a negative variance of $82 million. This variance is particularly due to the increase in the interest on obligations in the context of rising long-term interest rates.

Summary of results for the first three quarters

For the nine-month period ended September 30, 2023, Hydro-Québec’s net income decreased by $554 million from the all-time high reached in the same period last year, but still exceeded the $3-billion mark for the second time in its history. Net income was $3,050 million, compared with $3,604 million for the first three quarters of 2022, when the company benefited from high export prices and very cold winter weather.

The decline in net income is due to the combined effect of a number of factors. First, on markets outside Québec, electricity sales fell by $167 million, essentially due to a 9.0-TWh decrease in volume. Second, operational expenditure increased by $169 million, due partly to the growth in the company’s activities. In addition, recognition of the other components of employee future benefit cost led to a negative variance of $248 million. Lastly, electricity sales on the Québec market rose by $37 million.

Consolidated results for the first three quarters	Revenue totaled $12,198 million, compared to $12,275 million for the first three quarters of 2022. This $77-million decrease was mainly due to a $130-million decline in electricity sales.

In Québec, sales were $37 million higher than the $9,833 million recorded a year earlier. The indexation of rates on April 1, 2022 and 2023, resulted in additional revenue of $325 million, while the positive impact of the aluminum price hedging strategy on revenues associated with certain special contracts boosted electricity sales by $69 million. However, these two factors were mitigated by milder temperatures, which resulted in a decrease of 4.2 TWh or $355 million. This impact was felt mainly in January, which was 9°C warmer, on average, than January 2022, which was exceptionally cold.

Revenue from electricity sales on markets outside Québec was $1,961 million, a decrease of $167 million from the $2,128 million posted for the same period in 2022. This decline is attributable to natural water inflows, which were well below the average recorded in the major hydroelectric reservoirs of northern Québec. As a result, Hydro-Québec had to limit its exports in order to optimize resource management, resulting in a 9.0-TWh decrease in sales volume to 19.0 TWh for the first three quarters of 2023. This is the lowest level in the last 10 years for this period. However, the positive impact of the risk management strategy that Hydro-Québec implemented to reduce price volatility more than offset the decrease in prices on the energy markets. One example is Hydro-Québec’s main export market, New England, where average electricity prices this year have fallen by more than 50% compared to the same period the previous year. In this context, implementing this strategy enabled the company to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which has had a positive impact on revenue this year.

a) Monthly averages of hourly electricity prices on the New England market (Mass Hub – ISO-NE)

Total expenditure amounted to $7,354 million, $407 million more than the $6,947 million recognized in the corresponding period the previous year.

First, operational expenditure increased by $169 million, due partly to the expansion of the company’s activities to improve service quality and reliability, in particular the increase in servicing and maintenance activities and growth in expenditure related to digital services to meet Hydro-Québec’s increased business needs and support the company’s technological evolution. The impact of these factors was mitigated, however, by a decrease in the current service cost of employee future benefit plans related to the rise, in late 2022, in long-term interest rates on the capital markets, which determine the discount rates.

In addition, the recognition of other components of employee future benefit cost led to a negative variance of $248 million, with the credit amount for 2023 standing at $517 million compared to $765 million for the corresponding period in 2022. This variance is essentially due to the increase in the interest on obligations in the context of rising long-term interest rates.

Electricity purchases decreased by $162 million compared to the same period the previous year. This difference is mainly due to a $101-million decrease in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements. In winter 2021–2022, Hydro-Québec had to purchase large quantities of energy on the markets to meet higher demand resulting from the very cold winter temperatures. Furthermore, wind power supplies fell by $138 million on account of lower output from wind farms under contract, while purchases made for electricity export purposes increased by $100 million due to an increase in related transmission costs stemming largely from contracts signed in 2022.

Depreciation and amortization expense rose by $128 million, mainly due to an increase in the depreciation of property, plant and equipment and intangible assets. This difference is mainly due to the commissioning activities in 2022 and 2023, in particular for Romaine-4 generating station.

Lastly, financial expenses totaled $1,794 million, a $70 million increase from the $1,724 million recorded a year earlier. Interest on debt securities rose by $239 million, essentially on account of rising interest rates on the capital markets. However, this increase was mitigated by a $179-million increase in net investment income, also partly attributable to rising interest rates.

Investments

During the first nine months of 2023, Hydro-Québec invested $3,263 million in property, plant and equipment and intangible assets, compared to $3,132 million for the same period in 2022. Most of this amount was allocated to large-scale asset sustainment initiatives and development projects.

Investments in asset sustainment amounted to $2,258 million. For instance, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. In particular, projects are underway at Carillon and Rapide-Blanc generating stations, as well as the Bersimis-2 dam. At the same time, the company allocated significant funds to the construction of transmission lines designed to reinforce its system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region, in addition to the installation of two new groups of converters at Châteauguay substation. It also continued to invest in upgrading and modernizing its transmission facilities. Some examples of this are the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totaled $1,005 million. Considerable funds were allocated to various projects to handle the growing customer base in Québec and increase Hydro-Québec’s generation capacity. For example, work is underway at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing development projects include the construction of the Hertel–New York interconnection line, which will connect with the Champlain Hudson Power Express line, and the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids. Lastly, work has been stepped up on a major project to meet growing demand in the Saguenay–Lac-Saint-Jean region. This project includes the creation of a section in Chamouchouane substation to lower the voltage level from 735 kV to 161 kV, as well as the construction of a new line between this substation and Saint-Félicien substation.

Hydro-Québec is also continuing its transportation electrification efforts with ongoing investments in its public charging network, the Electric Circuit, and the modernization of its vehicle fleet.

Financing	During the third quarter of 2023, Hydro-Québec carried out two fixed-rate bond issues on the Canadian capital market, at an average cost of 4.50%. These bonds will mature in 2063.

These financing activities raised $0.9 billion, bringing the amount generated since the beginning of the year to $3.1 billion.

In particular, the proceeds are being used to finance part of the investment program and to repay maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2023	2022	2023	2022

Revenue	5	3,226	3,603	12,198	12,275

Expenditure

Operations		937	889	2,892	2,723

Other components of employee future benefit cost	9	(173)	(255)	(517)	(765)

Electricity purchases		508	589	1,928	2,090

Depreciation and amortization		720	673	2,133	2,005

Taxes		269	276	918	894

		2,261	2,172	7,354	6,947

Income before financial expenses		965	1,431	4,844	5,328

Financial expenses	6	602	569	1,794	1,724

Net income		363	862	3,050	3,604
Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2023	2022	2023	2022

Net income		363	862	3,050	3,604

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	53	(461)	666	86

Net change in translation differences		50	6	26	10

Net change in items designated as net investment hedges	7	(46)	–	(29)	–

Net change in employee future benefits		–	11	(1)	33

Other		(2)	23	(10)	29

		55	(421)	652	158

Comprehensive income		418	441	3,702	3,762

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and cash equivalents		3,766	1,773

Short-term investments		3,177	2,015

Accounts receivable and other assets		3,033	4,292

		9,976	8,080

Property, plant and equipment and intangible assets		75,414	71,080

Regulatory assets		963	1,026

Employee future benefit assets		6,260	5,911

Other assets		3,452	3,277

		96,065	89,374

LIABILITIES

Current liabilities

Borrowings		4,133	4

Accounts payable and other liabilities		3,147	3,944

Dividend payable		–	3,418

Current portion of long-term debt	7	1,391	1,011

		8,671	8,377

Long-term debt	7	53,220	50,530

Employee future benefit liabilities		1,199	1,173

Other liabilities		2,396	2,417

		65,486	62,497

EQUITY

Share capital		4,374	4,374

Retained earnings		25,138	22,088

Accumulated other comprehensive income	10	1,067	415

		30,579	26,877

		96,065	89,374

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Nine months ended September 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			3,050		3,050

Other comprehensive income	10			652	652

Balance as at September 30, 2023		4,374	25,138	1,067	30,579

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income			3,604		3,604

Other comprehensive income	10			158	158

Balance as at September 30, 2022		4,374	24,553	(1,905)	27,022

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2023	2022	2023	2022

Operating activities

Net income		363	862	3,050	3,604

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		720	673	2,133	2,005

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(113)	(104)	(336)	(316)

Other		74	(218)	167	(45)

Regulatory assets and liabilities		(48)	(38)	(91)	(200)

Change in non-cash working capital items	8	(30)	495	459	(621)

		966	1,670	5,382	4,427

Investing activities

Additions to property, plant and equipment and intangible assets		(1,235)	(1,127)	(3,263)	(3,132)

Acquisition of a company, net of cash acquired	4	–	–	(2,019)	–

Acquisition of short-term investments and sinking fund securities		(971)	(1,594)	(4,660)	(3,058)

Disposal of short-term investments and sinking fund securities		1,461	823	3,622	1,131

Other		(8)	–	20	–

		(753)	(1,898)	(6,300)	(5,059)

Financing activities

Issuance of long-term debt		1,046	1,186	3,204	4,377

Repayment of long-term debt		(26)	(1,201)	(1,074)	(3,195)

Cash receipts arising from credit risk management		723	1,212	2,940	4,131

Cash payments arising from credit risk management		(668)	(1,307)	(2,740)	(3,965)

Net change in borrowings		369	2,253	4,007	3,968

Dividend paid		–	–	(3,418)	(2,673)

Other		(3)	26	(7)	21

		1,441	2,169	2,912	2,664

Foreign currency effect on cash and cash equivalents		11	12	(1)	14

Net change in cash and cash equivalents		1,665	1,953	1,993	2,046

Cash and cash equivalents, beginning of period		2,101	1,390	1,773	1,297

Cash and cash equivalents, end of period		3,766	3,343	3,766	3,343

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2023 and 2022

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1      Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2022.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2022, except as regards the recent change described in Note 2, Change to Accounting Policy, as well as the policies presented in Note 4, Acquisition of a Company, as well as in Note 7, Financial Instruments, with regard to hedges of net investments.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 10, 2023, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2      Change to Accounting Policy

Recent change

Financial instruments

On January 1, 2023, Hydro-Québec adopted, on a modified retrospective basis, the Accounting Standards Codification 326, Financial Instruments—Credit Losses issued by the Financial Accounting Standards Board.

This standard provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It replaces the method based on incurred losses by a method based on expected losses and it did not have a significant impact on Hydro-Québec’s consolidated financial statements.

The accounting policy on accounts receivable was changed accordingly. These accounts are recognized at the amount invoiced, net of the allowance for credit losses. This allowance is based on the status and risk profile of customer files, the recovery experience for each age group of accounts, the current economic conditions and the future economic forecasts on the balance sheet date.

Note 3      Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 6.5% on April 1, 2023, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 4.2%, respectively.

Note 4      Acquisition of a Company

Acquisition of Great River Hydro NE LLC

On February 10, 2023, Hydro-Québec acquired 100% of the units of Great River Hydro NE LLC, a company that owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts, for a cash consideration of $2,056 million (US$1,539 million), including the final adjustments made to the purchase prices. This acquisition will mainly enable Hydro-Québec to diversify its revenue streams in New England, its main export market.

The transaction was accounted for as a business combination based on the acquisition method.

The following table presents the preliminary purchase price allocation among the assets acquired and the liabilities assumed, measured at fair value on the acquisition date.

Assets

Current assets	60

Property, plant and equipment	2,502

Intangible assets	524

Goodwill[a]	138
3,224

Liabilities

Current liabilities	31

Long-term debt	986

Other long-term liabilities	151
1,168

Total purchase price	2,056

Less

Cash acquired	37

Total purchase price, net of cash acquired	2,019

a)	Presented in Other assets on the Consolidated Balance Sheet as at September 30, 2023.

The determination of the fair value of assets acquired and liabilities assumed is based on management’s estimates and assumptions and reflects the fair value of the consideration paid. Goodwill represents the excess of the purchase price over the aggregate fair value of the net assets acquired, and largely represents future growth. Goodwill is tax deductible.

Property, plant and equipment are depreciated over their estimated useful life, using the straight-line method. The weighted average useful life of property, plant and equipment is 67 years.

Intangible assets primarily represent licences, permits and other acquired rights. The operation of a hydropower generating station is subject to obtaining a renewable licence issued by the U.S. Federal Energy Regulatory Commission. As at September 30, 2023, the licences associated with three hydropower generating stations were in the process of being renewed, for anticipated periods of approximately 40 years. With regard to the other licenses, their average residual term before the next renewal is 16 years. Intangible assets are subject to straight-line amortization over their estimated useful life of 70 years.

The acquisition resulted in transaction costs of $21 million that were recognized in operational expenditure, namely $15 million for the nine-month period ended September 30, 2023, and $6 million for the year 2022, as well as transfer taxes of $4 million that were recognized in Taxes for the nine-month period ended September 30, 2023.

The results are presented in the Consolidated Statements of Operations, since the acquisition date. For the 233-day period ended September 30, 2023, revenue and the net loss recognized in the Consolidated Statements of Operations totaled $99 million and $25 million, respectively.

The impact of pro forma information on Hydro-Québec’s consolidated revenue and net income was not significant for the three- and nine-month periods ended September 30, 2023, and 2022.

Note 5      Revenue

	Three months ended September 30		Nine months ended September 30

	2023	2022	2023	2022

Revenue from ordinary activities

Electricity sales

In Québec	2,784	2,633	9,870	9,833

Outside Québec	335	892	1,961	2,128

	3,119	3,525	11,831	11,961

Other revenue from ordinary activities	60	48	219	173

	3,179 [a]	3,573 [a]	12,050 [a]	12,134 [a]

Revenue from other activities	47	30	148	141

	3,226	3,603	12,198	12,275
a) This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial Instruments.

Note 6 Financial Expenses

	Three months ended September 30		Nine months ended September 30

	2023	2022	2023	2022

Interest on debt securities	676	589	1,992	1,753

Net foreign exchange (gain) loss	–	(1)	–	1

Guarantee fees related to debt securities[a]	61	58	184	176

Capitalized financial expenses	(58)	(51)	(156)	(159)

Net investment income	(77)	(26)	(226)	(47)

	602	569	1,794	1,724
a) Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7      Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	As at September 30, 2023	As at December 31, 2022

Currency risk
Sale (US$ million)	4,229	5,652
Purchase (US$ million)	6,971	3,907

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	3,000

Price risk
Electricity (TWh)	13.3	20.5
Aluminum (tonnes)	353,000	367,475
Petroleum (millions of litres)	–	17.3
Congestion (TWh)	6.5	7.7

Note 7      Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at September 30, 2023, accounts receivable and other assets included an amount of $1,351 million ($2,108 million as at December 31, 2022) from contracts concluded with customers, including $814 million ($1,449 million as at December 31, 2022) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $383 million ($362 million as at December 31, 2022).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

				As at September 30, 2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	769	1	53	823

Interest rate contracts	2	151	–	–	153

Price contracts	–	354	–	164	518

Gross amounts recognized	2	1,274	1	217	1,494

Impact of gross amounts offset[a]					(203)

Impact of cash (received) paid as collateral[b]					(1,012)

Net assets					279 [c]

Liabilities

Currency contracts	–	(139)	(17)	(41)	(197)

Interest rate contracts	(14)	(1)	–	–	(15)

Price contracts	–	(69)	–	(26)	(95)

Gross amounts recognized	(14)	(209)	(17)	(67)	(307)

Impact of gross amounts offset[a]					203

Impact of cash (received) paid as collateral[b]					7

Net liabilities					(97)[d]

Note 7      Financial Instruments (continued)

			As at December 31, 2022

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	767	–	19	786

Interest rate contracts	83	48	–	–	131

Price contracts	–	419	–	283	702

Gross amounts recognized	83	1,234	–	302	1,619

Impact of gross amounts offset[a]					(231)

Impact of cash (received) paid as collateral[b]					(900)

Net assets					488 [c]

Liabilities

Currency contracts	–	(270)	–	(14)	(284)

Interest rate contracts	–	(17)	–	–	(17)

Price contracts	–	(463)	–	(35)	(498)

Gross amounts recognized	–	(750)	–	(49)	(799)

Impact of gross amounts offset[a]					231

Impact of cash (received) paid as collateral[b]					70

Net liabilities					(498)[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

c)

As at September 30, 2023, $176 million was recorded in Accounts receivable and other assets ($454 million as at December 31, 2022) and $103 million in Other assets ($34 million as at December 31, 2022).

d)

As at September 30, 2023, $(51) million was recorded in Accounts payable and other liabilities [$(404) million as at December 31, 2022], and $(46) million in Other liabilities [$(94) million as at December 31, 2022].

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at September 30, 2023, no amount receivable in consideration of net payments was included in Accounts receivable and other assets ($346 million as at December 31, 2022), whereas an amount of $110 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2022).

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy based on the inputs used. Fair values of certain energy derivatives classified as Level 1, measured at $90 million as at September 30, 2023, [$(223) million as at December 31, 2022], are derived from the closing price on the balance sheet date. Fair values of all other derivatives, with the exception of those related to the risk of congestion of the transmission system and power purchase agreements for variable volumes, are classified as Level 2. These fair values, totaling $1,014 million as at September 30, 2023, ($852 million as at December 31, 2022), are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

The derivatives classified as Level 3, whose fair value measurement is based on unobservable inputs, totaled $83 million as at September 30, 2023, ($191 million as at December 31, 2022). The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes are based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 7      Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended September 30		Nine months ended September 30

	2023	2022	2023	2022

Losses (gains) on derivatives recognized in results

Fair value hedges

Interest rate contracts[a]	78	1	91	274

Derivatives not designated as hedges

Currency contracts[b]	(80)	(125)	(18)	(198)

Price contracts[b]	10	(3)	(156)	40

	8 [c]	(127)[c]	(83)[c]	116 [c]

Losses (gains) on derivatives reclassified from Other comprehensive income to results

Cash flow hedges

Currency contracts[d]	(84)	(303)	87	(352)

Interest rate contracts[a]	–	1	1	4

Price contracts[e]	(109)	183	(704)	683

	(193)[c]	(119)[c]	(616)[c]	335 [c]

Losses (gains) on derivatives recognized in Other comprehensive income

Cash flow hedges

Currency contracts	6	156	(29)	195

Interest rate contracts	(294)	18	(234)	(641)

Price contracts	42	168	(1,019)	695

	(246)	342	(1,282)	249

Net investment hedges[f]

Currency contracts	46	–	29	–

	(200)	342	(1,253)	249

a)	These amounts were recognized in Financial expenses.

b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. For the three- and nine-month periods ended September 30, 2023, respectively $(21) million and $(272) million were recognized in Revenue ($13 million and $86 million for the corresponding periods of 2022), $31 million and $113 million in Electricity purchases [$(5) million and $(31) million for the corresponding periods of 2022], as well as $(80) million and $(15) million in Financial expenses [$(136) million and $(213) million for the corresponding periods of 2022].

c)

The items Revenue, Electricity purchases and Financial expenses totaled, respectively, $3,226 million, $508 million and $602 million for the three-month period ended September 30, 2023, $12,198 million, $1,928 million and $1,794 million for the nine-month period ended on that date ($3,603 million, $589 million and $569 million for the three-month period ended September 30, 2022, as well as $12,275 million, $2,090 million and $1,724 million for the nine-month period ended on that date).

d)

For the three- and nine-month periods ended September 30, 2023, respectively $24 million and $93 million were recognized in Revenue ($19 million and $28 million for the corresponding periods of 2022), as well as $(108) million and $(6) million in Financial expenses [$(322) million and $(380) million for the corresponding periods of 2022].

e)

For the three- and nine-month periods ended September 30, 2023, respectively $(108) million and $(694) million were recognized in Revenue ($185 million and $687 million for the corresponding periods of 2022), as well as $(1) million and $(10) million in Electricity purchases [$(2) million and $(4) million for the corresponding periods of 2022].

f)

Hydro-Québec applies hedge accounting to the derivatives it designates as net investment hedges. The change in fair value of the derivative is recognized in Other comprehensive income. The amounts recognized in Accumulated other comprehensive income will be reclassified to results if Hydro-Québec disposes of its net investment in the foreign operation.

Note 7      Financial Instruments (continued)

For the three- and nine-month periods ended September 30, 2023, Hydro-Québec reclassified a net gain of $16 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (nil for the three- and nine-month periods ended September 30, 2022).

As at September 30, 2023, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $170 million (net loss of $332 million as at September 30, 2022).

As at September 30, 2023, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was seven years (eight years as at September 30, 2022).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at September 30, 2023		As at December 31, 2022

	Carrying amount	Fair value	Carrying amount	Fair value

Assets

Sinking fund[a]	646	606	647	621

Liabilities

Long-term debt[b]	(54,611)[c]	(51,082)	(51,541)[c]	(52,543)

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.

b)	Including the current portion.

c)

Including an amount of $1,490 million as at September 30, 2023 ($1,492 million as at December 31, 2022) for debts subject to a fair value hedge, which resulted in an adjustment of $(12) million for the hedged risk ($79 million as at December 31, 2022) with respect to existing hedging relationships and of $(60) million [$(65) million as at December 31, 2022] for hedging relationships terminated by Hydro-Québec.

Note 8      Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2023	2022	2023	2022

Change in non-cash working capital items

Accounts receivable and other assets	354	538	993	(433)

Accounts payable and other liabilities	(384)	(43)	(534)	(188)

	(30)	495	459	(621)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	35	68	77	105

Interest paid	963	880	1,987	1,933

Note 9      Employee Future Benefits

					Three months ended September 30

	Pension Plan		Other plans		Total

	2023	2022	2023	2022	2023	2022

Current service cost	71	157	10	13	81	170

Other components of employee future benefit cost

Interest on obligations	289	204	16	12	305	216

Expected return on plan assets	(476)	(499)	(1)	–	(477)	(499)

Amortization of net actuarial loss	–	22	–	6	–	28

Amortization of past service costs (credits)	–	1	(1)	(1)	(1)	–

	(187)	(272)	14	17	(173)	(255)

Net (credit) cost recognized	(116)	(115)	24	30	(92)	(85)

					Nine months ended September 30

	Pension Plan		Other plans		Total

	2023	2022	2023	2022	2023	2022

Current service cost	212	473	33	39	245	512

Other components of employee future benefit cost

Interest on obligations	867	611	50	37	917	648

Expected return on plan assets	(1,428)	(1,497)	(2)	(1)	(1,430)	(1,498)

Amortization of net actuarial loss	–	67	(1)	18	(1)	85

Amortization of past service costs (credits)	–	3	(3)	(3)	(3)	–

	(561)	(816)	44	51	(517)	(765)

Net (credit) cost recognized	(349)	(343)	77	90	(272)	(253)

Note 10    Accumulated Other Comprehensive Income

					Nine months ended September 30, 2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2022	168	22	–	180	45	415

Other comprehensive income before reclassifications	1,282	26	(29)	–	(10)	1,269

Amounts reclassified outside of Accumulated other comprehensive income	(616)	–	–	(1)	–	(617)

Other comprehensive income	666	26	(29)	(1)[a]	(10)	652

Balance as at September 30, 2023	834	48	(29)	179	35	1,067

					Nine months ended September 30, 2022

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2021	(706)	(1)	–	(1,354)	(2)	(2,063)

Other comprehensive income before reclassifications	(249)	10	–	–	29	(210)

Amounts reclassified outside of Accumulated other comprehensive income	335	–	–	33	–	368

Other comprehensive income	86	10	–	33 [a]	29	158

Balance as at September 30, 2022	(620)	9	–	(1,321)	27	(1,905)

a)

Other comprehensive income includes the change in the employee future benefit regulatory liability, which totaled $3 million as at September 30, 2023 [change in the employee future benefit regulatory asset of $(52) million as at September 30, 2022].

Note 11    Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is from time to time involved in claims and legal proceedings. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in January 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

Note 12    Comparative Information

Some of the prior year’s data for the corresponding period have been reclassified to conform to the presentation adopted in the current period. The acquisitions and disposals of short-term investments and sinking fund securities, previously presented under Net change in short-term investments and sinking fund in the Consolidated Statements of

Cash Flows, are now presented as separate line items under Investing activities. This reclassification had no impact on the total amount recognized for such activities.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30

Summary of Results	2023	2022	Change	(%)	2023	2022	Change	(%)

Revenue	3,226	3,603	10.5	Ü	12,198	12,275	0.6	Ü

Expenditure	2,261	2,172	4.1	Û	7,354	6,947	5.9	Û

Financial expenses	602	569	5.8	Û	1,794	1,724	4.1	Û

Net income	363	862	57.9	Ü	3,050	3,604	15.4	Ü

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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